Item 77C


DREYFUS NEW YORK MUNICIPAL INCOME, INC.
ANNUAL MEETING OF STOCKHOLDERS
MAY 23, 2003

     On May 23, 2003, shareholders voted as indicated below with regard to the following proposals:

     To elect three Class I Directors to serve for a three-year term for each Fund and until their successors are duly elected and qualified.

                       For         Authority Withheld
Clifford L. Alexander, Jr.    2,046,798          104,391
Lucy Wilson Benson       2,050,424          100,765
David W. Burke      2,043,038          108,151


     To approve a change to the fundamental investment policies and investment restrictions of the fund to expand the fund's ability to invest in other investment companies, and to make that policy non-fundamental.

     In favor: 1,563,346
     Against:  211,453